Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:     000-26130

AUGUST 2003

We would like to remind employees that we are just now beginning the planning process for what happens AFTER the close. Actual execution of plans will only occur after the transaction closes. As usually happens, plans will evolve and change throughout the planning period, and even after we start implementing the plans post-close. All statements made now are subject to clarification as we proceed in the planning process.

BE HEARD Q&A

NEW QUESTION:

There has been a lot of concern regarding the differences between the LEGATO and EMC vacation policies. Are LEGATO employees going to have their vacation accrual rates reduced when they become EMC employees?

ANSWER:

When talking about the vacation policy, there are three primary issues. The first is your current rate of vacation accrual. The second relates to future opportunities for increases in your rate of vacation accrual based on years of service. The third involves the transfer of your LEGATO vacation balance to EMC. Let’s address each of these in turn.

Current Accrual Rate

After the close of the acquisition, your current rate of vacation accrual will follow you to EMC. For example, if you currently earn 3 weeks of vacation per year, you will continue to earn three weeks of vacation per year after the close of the acquisition. Similarly, if you currently earn 3 weeks and 2 days of vacation, you will continue to earn 3 weeks and 2 days after the acquisition. In short, no one will experience a reduction in their current rate of vacation accrual when they become an EMC employee.

Future Increases in Your Rate of Accrual

After the acquisition, you will achieve future increases in your rate of vacation accrual according to the EMC policy. Since LEGATO’s minimum vacation accrual rate is 3 weeks per year, all LEGATO employees will be converted over to EMC with an accrual rate of at least 3 weeks per year. At EMC, the next incremental step up in the vacation accrual rate is four weeks per year, which is achieved after you have completed 10 years of service. Of course, your continuous years of service at LEGATO, including continuous service at any LEGATO predecessor company, will count towards those ten years of service. Since EMC’s normal maximum rate of vacation accrual is four weeks per year, LEGATO employees who are currently accruing four (or more than four) weeks of vacation per year will not receive further accrual rate increases under the EMC vacation policy as it now stands.

Accrued Vacation Balance

The integration planning team is reviewing the issue of how many, if any, accrued vacation hours will be cashed out to employees prior to conversion to EMC payroll, tentatively scheduled for 1/1/04. We will provide an update on this item once a specific plan has been put into place.

(8/26/03)

NEW QUESTION:

Does the LEGATO 1995 Stock Plan contain a provision for accelerating our stock options after change of control?

ANSWER:

Acceleration is possible under certain specific circumstances.

According to LEGATO’s 1995 Stock Plan, in the event of an involuntary termination of your employment (whether actual or constructive) other than for cause within 18 months after the change in control, the stock options granted to you under this particular plan will become immediately vested and you will have 12 months from the date of your termination to exercise them, provided the maximum term of those options has not expired. For more information regarding what “involuntary termination” of your employment means, please review your stock option agreement.

Even when the outlook is bright, it’s a very natural response for people to be concerned during times of change. We believe it is very important that all have a clear understanding of this provision.

(8/26/03)

NEW QUESTION:

Since EMC has bi-weekly payroll, how will the amount of our checks be calculated?

ANSWER:

Under a bi-weekly pay system, pay is calculated by dividing your annual rate by 26 pay-periods per year. Currently, LEGATO employees on the semi-monthly payroll receive 24 paychecks per year. Under the bi-weekly system, paychecks will be smaller but more frequent.

(8/26/03)

NEW QUESTION:

When we merge with EMC, can we keep semi-monthly pay? I have most of my bills paid using EFT. With semi-monthly pay I always know the deposits will be made on the same calendar dates. If we go to bi-weekly the dates vary so much that automatic bill payment doesn’t work as well. Besides, semi-monthly pay saves in payroll costs.

ANSWER:

It makes good business sense for EMC and LEGATO to merge as many common support activities as possible. This includes Payroll. EMC runs a bi-weekly payroll — 26 pay periods per year.

In order to allow LEGATO employees time to adjust to the change, the semi-monthly payroll will continue for the remainder of 2003. Information on payroll practices, processes, pay dates, etc. will be provided to employees well in advance of the conversion date.

(8/26/03)

NEW QUESTION:

LEGATO benefits are available to part-time employees if they work 25 hours per week. In looking at the EMC benefits site, EMC requires 30 hours per week to qualify for benefits. Do we know if any special concessions will be made for LEGATO employees who work more than 25 but less than 30 hours per week?

ANSWER:

At EMC, benefits are available to part-time employees who are scheduled to work 30 or more hours per week. That policy will go into effect for LEGATO employees on 1/1/04.

(8/26/03)

NEW QUESTION:

What exactly is the deal of this acquisition (other than the stock exchange agreement we already know about)? Can the details be shared with internal or external viewers (as LEGATO employees or as common stock shareholders)?

ANSWER:

The S-4, which was filed by EMC with the SEC, describes the transaction; however, this document is still subject to further SEC review, and may change before it is sent to LEGATO’s shareholders. Once LEGATO’s shareholders have been able to review the final version of the S-4, they will be asked to approve the merger at a special shareholder meeting, which we expect to occur early in the fourth quarter of this year.

You can find the S-4 filing at the following link:

http://www.sec.gov/Archives/edgar/data/790070/000119312503027241/0001193125-03-027241-index.htm

(8/26/03)

NEW QUESTION:

As decisions are being made to cut positions, if I am concerned that my manager might not represent me properly, will there be a way for me to justify my value to EMC? I would hate to lose my position without having an opportunity to discuss what I have to offer going forward.

ANSWER:

Any decision to eliminate a position will occur only after careful evaluation. The process includes input from multiple levels of management and Human Resources. No single manager would make that decision.

(8/26/03)

NEW QUESTION:

EMC has several local offices around the country. Will employees who work from their home offices be affected by that?

ANSWER:

Integration planning teams are still working out many of the details related to the acquisition. However, no plans have been made at this time to move LEGATO employees to EMC facilities.

(8/26/03)

NEW QUESTION:

If my job is eliminated following the acquisition, what benefits would I receive?

ANSWER:

A comprehensive job transition package will be provided to any employee who loses his or her job as a result of the acquisition. It will include severance pay, benefits continuation through company-paid COBRA, and job search assistance. Additionally, the LEGATO 1995 Stock Plan provides that in the event your employment is involuntary terminated for reason other than cause within 18 months of the change in control, all of your stock options granted under that plan will become immediately vested and you will have 12 months from the date of termination to exercise them, provided the options have not expired.

(8/26/03)

Additional Information and Where to Find It

EMC filed a registration statement on Form S-4 on July 31, 2003 with the U.S. Securities and Exchange Commission (the “SEC”) to register the shares of EMC common stock to be used in the proposed transaction. The registration statement is not final and will be further amended. LEGATO intends to file a proxy statement with the SEC for solicitation of proxies from LEGATO stockholders in connection with its special meeting. Investors and security holders of EMC and LEGATO are advised to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO, when available, as well as any amendments or supplements to those documents, because they contain, and will contain, important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO, when available, as well as any amendments or supplements to those documents, at the SEC’s website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company’s other filings with the SEC, when available, as well as any amendments or supplements to those documents, also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO’s filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

LEGATO helps organizations achieve business continuity, operational efficiency and regulatory compliance by optimizing how information is captured, stored, accessed and recovered through an Information Lifecycle Management (ILM) approach.

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